  Exhibit 99.1

High Tide Recaps Key Milestones of 2023

The Company Also Announces $2.8 Million Paydown From Convertible Debenture Balance

CALGARY, AB, Dec. 29, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to reflect on its key milestones for 2023, a year that saw the Company once again achieve record growth while surpassing its communicated goals. From becoming one of the few publicly traded cannabis companies anywhere in the world to generate positive free cash flow five months ahead of its publicly communicated timeline, to closing the year as the top revenue-generating cannabis company in Canada for the second consecutive year1, to launching Cabanalytics Consumer Insights (CCI), a consumer-facing magazine style digital publication which is an extension of the highly successful Cabanalytics business data and insights platform, the Company continuously demonstrated a commitment to innovation and responsible growth while maximizing shareholder value.

PAYDOWN OF CONVERTIBLE DEBENTURE

The Company also announced the paydown of $2.8 million from its convertible debenture balance using cash on hand. This, along with the restructuring announced on November 1, 2023, has resulted in the balance of this debenture being reduced from $8.9 million then to just over $1 million today. With one year to go until the formal maturity date of this debenture, the Company's total gross debt now sits at $29 million, representing 1.1 times the Adjusted EBITDA reported by the Company over the past four quarters.

High Tide's 2023 Highlights:

•	Realized a current annualized revenue run rate of over $500 million dollars and remains the top revenue-generating¹ cannabis company in Canada
•	Achieved positive free cash flow five months ahead of the publicly communicated timeline
•	Generated record Adjusted EBITDA over the nine months ending July 31, 2023
•	Paid down a further $2.8 million on its convertible debenture using cash on hand, thus bringing its balance to just over $1 million currently versus $8.9 million at the start of 2023
•	Achieved industry-leading same-store sales growth of 31% during the first three quarters of fiscal 2023
•	Improved cash on hand to $25.7 million as of July 31, 2023, versus $18.3 million as of July 31, 2022
•	Reduced gross debt to $29 million currently, versus $38.7 million at the end of calendar 2022, while meaningfully growing the business
•	Obtained coverage from three new equity research analysts, bringing the number of brokerages with coverage up to seven
•	Added 13 new Canadian stores, both organically and through accretive acquisitions, closing the year at 162 stores across British Columbia, Alberta, Saskatchewan, Manitoba and Ontario
•	Delivered rapid growth in its unique loyalty program, which remains the largest bricks-and-mortar cannabis loyalty program in Canada, with over 1.2 million ELITE and Cabana Club members
•	Launched CCI to over 1.2 million ELITE and Cabana Club members
•	Ranked 38th out of 425 in the Globe and Mail's annual ranking of Canada's "Top Growing Companies" with 1,040% revenue growth over three years. This marks the third year in a row the Company has earned a spot on this prestigious list
•	Claimed the top spot in the Financial Times list of fastest-growing retailers in the Americas for 2023
•	Grew its World Vision sponsorship support to 324 children internationally after committing to sponsoring two additional children for every new store that opens in Canada
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[1] Ranking relates to companies reporting in CAD, as reported by https://www.newcannabisventures.com/cannabis-company-revenue-ranking/

"Once again, I would like to thank our loyal customers, team members and shareholders for their ongoing support as we delivered yet another groundbreaking year for High Tide and continuously outperformed our peers, some of whom did not survive 2023. With their support, we were able to execute our business plan, which saw us emerge as one of the few publicly traded cannabis companies in the world to generate positive free cash flow. Our rapid revenue growth and Adjusted EBITDA continue to expand as we leverage the strengths of our diversified cannabis ecosystem and experience strong growth in our Cabana Club loyalty program, which now sits at over 1.2 million members. On top of these achievements, we have also been able to reduce the balance of our convertible debenture by approximately 90% one year prior to its formal maturity date. I am optimistic that this success will be recognized by the capital markets as their sentiment towards the cannabis industry inevitably shifts," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"I also want to once again reiterate that it is my goal to see High Tide become a top-five MSO with significant retail operations beyond North America. We continue to see positive momentum in the United States, where rescheduling seems increasingly possible in 2024. Despite delays in Germany's cannabis legalization plans, we remain optimistic that the sale of recreational cannabis to adults through specialty shops could begin by early 2025, providing an opportunity for us to take our Canna Cabana brand to Europe. While we are excited about potential international expansion, our core focus for 2024 will remain on growing our bricks-and-mortar footprint in Canada, particularly given the Government of Ontario's recent announcement that it intends to double the provincial cannabis store cap. This move will make it easier for Ontario cannabis retailers to compete with the illicit market while materially growing revenue," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 162 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in Canada.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the effect of the company performance on the capital markets, the ability of the Company to become a top 5 MSO with significant retail operations beyond North America, our ability to grow our bricks and mortar footprint in Canada, the expansion of the store cap in Ontario, the legalization of Cannabis in new markets and expansion of the company to new jurisdictions on the timelines indicated herein, and the ability for cannabis retailers to compete with the illicit market while growing revenue. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of applicable securities legislation about prospective results of operations, financial position or cash flows, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 29-DEC-23